As filed with the Securities and Exchange Commission on April 14, 2004

File No. 333-113610

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CORNERSTONE REALTY INCOME TRUST, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1589139
(State of Incorporation)	(I.R.S. Employer Identification No.)

306 East Main Street

Richmond, Virginia 23219

(804) 643-1761

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glade M. Knight

Cornerstone Realty Income Trust, Inc.

306 East Main Street

Richmond, Virginia 23219

(804) 643-1761

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Leslie A. Grandis

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

(804) 775-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities	Amount to be Registered		Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of Registration Fee

Common Shares	250,000	(1)	$8.01	(2)	$2,002,500	$290.72	(3)

(1)	The Registrant registered 223,000 common shares in its initial filing on March 15, 2004. The Registrant is now registering an additional 27,000 common shares. The total amount of common shares to be registered is 250,000.

(2)	Calculated pursuant to Rule 457(c) of the Securities Act, based on the average of the high and low prices reported on the New York Stock Exchange on April 13, 2004.

(3)	The Registrant paid a registration fee in the amount of $263.33 with its initial filing on March 15, 2004. The Registrant is paying an additional registration fee in the amount of $27.39 with this filing.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

2

CORNERSTONE REALTY INCOME TRUST, INC.

PROSPECTUS

250,000 COMMON SHARES

This prospectus relates to the offer and sale from time to time by The Reserve at Mayfaire, LLC, the selling shareholder, of up to 250,000 common shares.

The purchase price of any shares offered by the selling shareholder will be the market price of a common share at that time or at a negotiated price per common share. We will not receive any proceeds from the sale of the common shares offered by the selling shareholder, unless the selling shareholder sells these common shares within 15 days of the date of this prospectus. See “Plan of Distribution” beginning on page 27 of this prospectus.

We urge you to carefully review the section entitled “Risk Factors” beginning on page 2 of this prospectus for a discussion of potential risks that you should consider before you invest in the common shares being covered by this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “TCR.” On April 13, 2004, the last reported sale price of our common shares was $7.97 per share.

The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the distribution of common shares may be deemed to be “underwriters” under the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 15, 2004

THE COMPANY

Cornerstone is a self-administered and self-managed real estate investment trust that began operations in 1993. At December 31, 2003, we owned or had an ownership interest in 89 apartment communities, which comprised a total of 23,189 apartment homes. The apartment communities are located in North Carolina, Texas, Virginia, Georgia and South Carolina.

Cornerstone was formed in Virginia in 1992 and Cornerstone’s executive offices are located at 306 East Main Street, Richmond, Virginia 23219, and our telephone number is (804) 643-1761.

RISK FACTORS

Before you invest in our common shares, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all other information included in this prospectus, before you decide to purchase our common shares.

Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

If we fail to qualify as a REIT, we will be subject to potentially significant tax liabilities.

In the past, we have operated as a REIT, and intend to operate as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. Therefore, we cannot assure you that we will continue to qualify as a REIT.

If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates and to potentially significant tax liabilities. If this happens, the amount of cash available for distribution to shareholders would be reduced and possibly eliminated. If we fail to qualify as a REIT and are not entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost.

The distributed earnings of a REIT are taxed only once, where as a regular C corporation’s distributed earnings are generally taxed twice. New legislation reduces the maximum tax rate of non-corporate taxpayers for dividends to 15% in general. This treatment is not generally applicable to REITs. While the new legislation does not adversely affect the taxation of REITs or dividends paid by them, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider other corporate stock to be more attractive relative to stocks of REITs. We cannot predict whether this change in perceived relative value will occur or what effect it might have on the market price of our stock.

We may be unable to compete for attractive property acquisitions against persons with greater resources than our own.

There can be no assurance that we will be successful in competing for attractive property acquisitions, since many other persons, including persons with resources greater than ours, such as other real estate investment trusts, other institutional investors, and private individuals, are also seeking to acquire the same types of properties. There can be no assurance that we will have access to suitable equity or debt financing necessary for our planned operations and growth.

We are dependent on our executive officers and could be adversely affected by the loss of their services.

The loss of our executive officers’ services could have an adverse effect on our ability to effectively manage and could reduce our results from operations.

Furthermore, Glade M. Knight, our chairman and chief executive officer, is, and in the future will be, an officer or director of one or more entities, which engage in the brokerage, sale, operation or management of real estate. These entities include Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc., both of which are real estate investment trusts engaged in the business of purchasing and owning hotel properties, as well as another company owned by Mr. Knight that provide brokerage services to Apple Hospitality Five, Inc. Accordingly, Mr. Knight may allocate significant management time and services to these other entities. None of our organizational documents nor the organizational documents for Apple Hospitality Two or Apple Hospitality Five specify a minimum amount of time and attention that Mr. Knight is required to provide to the applicable corporation.

The timing and amounts of distributions to shareholders are within the discretion of our board of directors and will depend on our future results.

Future distributions will depend on our results of operations, cash flow from operations, economic conditions and other factors, such as working capital, cash requirements to fund investing and financing activities, capital expenditure requirements, including improvements to and expansions of properties and the acquisition of additional properties, as well as the distribution requirements under federal income tax provisions for qualification as a REIT. Our distributions to shareholders also may be limited by the agreements pertaining to our lines of credit.

Cornerstone’s real estate investments are relatively illiquid.

Real estate investments are, in general, relatively difficult to sell. Our asset illiquidity tends to limit our ability to promptly vary our portfolio in response to changes in economic or other conditions. In addition, provisions of the Internal Revenue Code relating to REITs limit our ability to sell properties held for fewer than four years. This limitation may affect our ability to sell properties without adversely affecting returns to our shareholders.

Our articles of incorporation and bylaws contain anti-takeover provisions and ownership limits, that may impede our shareholders’ ability to change our management.

Our bylaws contain restrictions on share ownership that may discourage third parties from making acquisition proposals. These same anti-takeover provisions may also impede our shareholders’ ability to change our management.

In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals or entities. As a result, our bylaws prohibit ownership, either directly or indirectly, of more than 9.8% of the outstanding shares of any separate class or series by any shareholder. Our board may waive this ownership limitation on a case-by-case basis. As a result, without the approval of our board, no person may acquire more than 9.8% of our outstanding shares, limiting a third-party’s ability to acquire control of us.

Our articles of incorporation authorize the board to issue up to 25,000,000 preferred shares and to establish the preferences and rights of those shares. No preferred shares other than the Series A Convertible Preferred Shares are outstanding, however, our board could create a new class of preferred shares with voting or other rights senior to any existing class of shares, subject to limitations in our articles of incorporation. These rights could delay or prevent a change in control even if a change were in our shareholders’ best interest.

We may, under various federal, state and local environmental laws, be liable or may incur unexpected costs if any hazardous or toxic substances are discovered on, under or in our properties.

We may be required by federal, state and local environmental laws, ordinances and regulations to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at our properties. We may be held liable to government entities or third parties for property damage and for investigation and remediation costs incurred in connection with real estate contamination. These costs may be substantial. The presence of hazardous or toxic substances or petroleum products, or the failure to properly remediate the contamination, may materially and adversely affect our ability to borrow against, sell or rent the affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs the government incurs in connection with the contamination.

We are not aware, however, of any material adverse environmental conditions, liabilities or compliance concerns affecting any of our properties.

We are subject to risks presented by general economic and real estate market trends that may limit our ability to make distributions to shareholders.

Risks associated with general national and local economic and market trends, may adversely affect our ability to achieve anticipated yields and could prevent us from making expected distributions to shareholders. These risks may be enhanced by the regional concentration of our assets in housing markets in Texas, North Carolina, Virginia, Georgia and South Carolina. These risks include:

•	inability to increase rents to offset increased renovation or other costs;

•	occupancy and lease-up rates and rents at newly acquired communities may fluctuate depending on various factors and may not be sufficient to make the community profitable;

•	an inability to charge rents in repositioned communities that are sufficient to offset increased costs;

•	perceptions by prospective residents of the safety, convenience and attractiveness of the community;

•	availability of adequate management, maintenance and insurance;

•	increased operating costs, including real estate taxes and utilities;

•	increases in unemployment and a decline in household formation;

•	governmental limitations on our ability to increase rent to offset increased operating expenses due to inflation and other factors;

•	risks of acquiring and operating properties in markets unfamiliar to us should competitive, economic or strategic considerations lead us to seek to acquire properties outside of our current markets; and

•	the impact of competition, and increases in competition, in the residential housing market.

Real estate financing risks

•	We have no limit on increasing our level of indebtedness. Our articles of incorporation and bylaws do not limit the amount of indebtedness that we may incur or require shareholder approval to increase our level of indebtedness. If we increase our level of indebtedness, we increase the risks that our cash flow will be insufficient to meet required payments of principal and interest, that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of current indebtedness. In addition, any indebtedness we incur may be secured or unsecured, at our discretion. If we default on our secured indebtedness, the lender may foreclose on our properties and we could lose our entire investment in the properties securing these loans. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code. Any or all of these conditions could also increase the expense of operations and reduce income from operations, resulting in a decrease in cash available for distributions to shareholders.

•

We may need to refinance our debt, which may not be available on favorable terms, if at all. We regularly borrow money to finance acquisitions and operations. Amounts are payable under these loans from time to time. We may not have sufficient cash to make the required loan payments as they come due. Because we anticipate that only a small portion of the principal of our indebtedness will be repaid before maturity, we expect that we may need to refinance debt Accordingly, there is a risk that existing indebtedness may not be able to be refinanced or that the terms of any refinancing may not be as favorable as the terms of the existing indebtedness.

•	The interest rates on our variable rate debt may increase, which would result in a reduction of funds available to make distributions to shareholders. Historically, we have incurred, and expect to continue to incur, variable rate indebtedness under credit facilities to finance the acquisition of apartment communities or for other purposes.

We may be unable to raise additional equity on terms favorable to us, if at all, should equity funding be sought.

For a variety of reasons, including unfavorable interest rates or a comparatively high level of debt, we may seek from time to time to finance our operations with additional equity through the issuance of additional common shares or other series of preferred shares. Our ability to “access the equity market” will depend upon many factors, some of which are beyond our control. These factors include the general health of the economy and the stock markets, the perceived value of real estate investments and investment in shares of real estate investment trusts, competition from other real estate investment trusts and other businesses, which may be deemed more attractive by prospective investors, for equity funds, and our perceived future prospects. During certain periods of time, it may be difficult, if not impossible, to obtain additional equity financing, and there is no assurance that we would, in that situation, have suitable financing alternatives, such as loans on favorable terms.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and information may be inspected and copied, at prescribed rates, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 25049. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such reports, proxy statements and other information, when available, also may be accessed through the Internet site maintained by the SEC (http://www.sec.gov). In addition, our common shares, no par value, are listed on the New York Stock Exchange, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the securities registered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and in the exhibits and schedules thereto. For further information with respect to Cornerstone and our common shares, we urge you to carefully review the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected without charge at, or copies obtained upon payment of prescribed fees from, the SEC. Any statements we have made in this prospectus concerning a provision of any document are not necessarily complete, and, in each instance, we urge you to carefully review the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We hereby incorporate by reference into this registration statement the following documents which have been filed with the SEC (File Number: 001-12875):

(a) Cornerstone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(b) all documents subsequently filed by Cornerstone pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the respective dates of filing of such documents;

We will furnish without charge upon written or oral request to each person to whom a copy of this prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to: Cornerstone Realty Income Trust, Inc., Investor Relations, 306 East Main Street, Richmond, Virginia 23219. Our telephone number is (804) 643-1761.

DESCRIPTION OF OUR CAPITAL STOCK

Common Shares

We have 100,000,000 authorized common shares, no par value, of which 55,533,834 were issued and outstanding as of December 31, 2003. Each common share is fully paid and nonassessable upon payment therefor and issuance. The common shares trade under the symbol “TCR” on the New York Stock Exchange.

Distribution Rights. The holders of common shares are entitled to receive such distributions as are declared by our board of directors.

Voting Rights. Except as described below under “Series A Convertible Preferred Shares—Voting Rights,” common shares will have the sole voting power to elect directors. Each common share is entitled to one vote on all matters submitted to a vote of common shareholders, including the election of directors. There is no cumulative voting. Currently, the board of directors is divided into three classes. The terms of the directors are staggered so that each year the terms of all directors in one class will expire.

Liquidation Rights. Upon any dissolution, liquidation or winding up, the holders of common shares are entitled to receive pro rata all of our assets and funds remaining after payment of, or provision for, creditors and after provision for any preferred shares which are superior to the common shares.

Preemptive Rights. Holders of common shares have no preemptive right to purchase or subscribe for any shares of our capital stock.

Restrictions on Ownership and Repurchase of Excess Securities. In order that we may meet certain requirements under the Internal Revenue Code applicable to real estate investment trusts, our bylaws prohibit any person from owning in excess of 9.8% of the total number of the issued and outstanding shares of any separate class or series, and no shares will be transferred or issued to any person, if after the transfer or issuance the person’s direct or indirect ownership of the class or series would exceed this limit. Shares owned by a person in excess of such amounts are referred to in the bylaws as “excess securities.” For this purpose the term “ownership” is defined in accordance with certain ownership rules of the Internal Revenue Code. Accordingly, shares owned or deemed to be owned by a person who individually owns less than 9.8% of the class or series of shares outstanding nevertheless may be excess securities.

If shares are purportedly acquired in violation of the ownership restriction in our bylaws, the acquisition will be valid only to the extent it does not result in a violation of the 9.8% ownership restriction. To the extent the acquisition violates the ownership restriction in our bylaws, the acquisition will be null and void with respect to the excess securities unless the person acquiring the excess securities provides our board with evidence satisfactory to our board that our qualification as a REIT will not be jeopardized. The board may determine that shares which otherwise would be considered excess securities will not constitute excess securities if the board is satisfied that our qualification as a REIT will not be jeopardized.

Holders of excess securities are not entitled to voting rights, dividends or distributions with respect to the excess securities. If, after the purported transfer or other event resulting in an exchange of shares for excess securities and before we discover such exchange, dividends or distributions are paid with respect to shares that were exchanged for excess securities, then such dividends or distributions are to be repaid to us upon demand.

The bylaws also provide that in the event any person acquires excess securities, such excess securities may be redeemed by us at the discretion of the board of directors. Except as set forth below, the redemption price for redeemed excess securities will be the lesser of:

•	the price paid for the excess securities (or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price for the shares during the year prior to the date we exercise our purchase option); and

•	the fair market value of such excess securities, which will be the fair market value of the shares as determined in good faith by the board of directors or, if the shares are listed on a national securities exchange, the closing price (average of the bid and asked prices if the shares are quoted on The NASDAQ National Market) on the last business day prior to the redemption date.

To redeem excess securities, the board of directors must give a notice of redemption to the holder of the excess securities not less than one week prior to the date fixed by the board of directors for redemption. The holder may sell such excess securities before the date fixed for redemption. If he does not, the redemption price for such excess securities will be paid on the redemption date fixed by the board of directors and included in such notice.

The ownership limitations described above may have the effect of precluding changes in control, or preventing a transaction in which some or all shareholders might receive a premium for sale of a large or control block of shares.

Transfer Agent and Registrar. The transfer agent and registrar for the common shares is Wachovia Bank, National Association, Charlotte, North Carolina.

Preferred Shares

We are authorized to issue 25,000,000 preferred shares and have designated a series of preferred shares called Series A Convertible Preferred Shares. No preferred shares other than the Series A Convertible Preferred Shares are outstanding.

The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the board of directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Series A Convertible Preferred Shares

As of December 31, 2003, we are authorized to issue 215,209 Series A Convertible Preferred Shares, no par value, of which 127,380 were issued and outstanding. Each Series A Convertible Preferred Share is fully paid and non-assessable upon payment therefor and issuance. The Series A Convertible Preferred Shares trade under the symbol “TCRPR” on the New York Stock Exchange.

Designation, Number and Rank. The Series A Convertible Preferred Shares, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up, rank:

•	senior to all common shares and to all equity securities ranking junior to the Series A Convertible Preferred Shares;

•	on parity with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series A Convertible Preferred Shares; and

•	junior to all other equity securities issued by us.

We retain the power and authority to issue preferred shares which rank senior to or on parity with the Series A Convertible Preferred Shares as to distributions or as to rights in liquidation, but only if, at the time of, and, after giving effect to the issuance of such shares, the sum of:

•	the aggregate liquidation preferences of all preferred shares which rank senior to the Series A Convertible Preferred Shares; and

•	the aggregate liquidation preference of the Series A Convertible Preferred Shares does not exceed 20% of our total assets, as disclosed on our balance sheet most recently filed with the SEC.

Distributions. Holders of outstanding Series A Convertible Preferred Shares are entitled to receive, if, when and as declared by our board of directors, quarterly cash distributions at an annual rate per share of $2.375. Dividends are cumulative and accrue from and after the date of issue, whether or not such distributions are declared or there are funds legally available for payment of such distributions for any given distribution period.

When distributions for the Series A Convertible Preferred Shares and any other preferred shares ranking on parity with the Series A Convertible Preferred Shares are not paid in full (or a sum sufficient for such full payment is not so set apart), distributions will be declared pro rata so that the amount of distributions declared per share will in all cases bear to each other the same ratio that accrued distributions per share on the Series A Convertible Preferred Shares and other preferred shares bear to each other.

Unless full cumulative distributions on all outstanding Series A Convertible Preferred Shares and all preferred shares on parity with such shares have been paid and all mandatory sinking fund payments required pursuant to the terms of any outstanding preferred shares ranking senior to or on parity with the Series A Convertible Preferred Shares as to rights in liquidation will have been paid, then:

•	no distribution (other than distributions payable solely in shares ranking junior to the Series A Convertible Preferred Shares) will be declared or paid upon or any sum set apart for the payment of distributions upon, any shares ranking junior to the Series A Convertible Preferred Shares as to distributions;

•	no other distribution will be made with respect to any of our shares ranking junior to the Series A Convertible Preferred Shares as to rights in liquidation;

•	no shares ranking junior to the Series A Convertible Preferred Shares as to distributions or rights in liquidation will be purchased, redeemed or otherwise acquired for value by us or by any of our subsidiaries; and

•	no monies will be paid into, set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition for value by us or any of our subsidiaries of any of our shares ranking junior to the Series A Convertible Preferred Shares as to distributions or rights in liquidation.

Dividends accrued but unpaid will bear no interest, and holders of Series A Convertible Preferred Shares will not be entitled to distributions in excess of the full cumulative distributions to which they are entitled.

No distributions on the Series A Convertible Preferred Shares will be declared or funds set apart for the payment thereof if at that time we are a party to any agreement related to its indebtedness which prohibits that declaration, payment or setting apart for payment or that action would constitute a default under that agreement or if that declaration is restricted or prohibited by law.

Voting Rights. Except as described below or to the extent provided by law, holders of Series A Convertible Preferred Shares are not entitled to:

•	vote at any meeting of shareholders for election of directors or for any other purpose; or

•	receive notice of, or otherwise participate, in any meeting of shareholders at which they are not entitled to vote.

Whenever distributions due to the holders of Series A Convertible Preferred Shares or to any class or series of preferred shares which ranks on parity therewith as to distributions are six or more quarters in arrears, then the board of directors will automatically be increased by two and at any annual meeting or properly called special meeting, holders of Series A Convertible Preferred Shares will have the right to nominate and elect these two additional directors. These two directors will continue to serve until all current distributions and all distributions in arrears have been paid in full or declared and set aside for payment. The right of the holders of Series A Convertible Preferred Shares to nominate and elect these two directors will cease when all current distributions and all distributions in arrears have been paid in full or declared and set aside for payment.

The affirmative vote of a majority of the outstanding Series A Convertible Preferred Shares, voting as a separate group, will be required:

•	whenever such a vote is required under the Virginia Stock Corporation Act; or

•	for the adoption of any amendment, alteration or repeal of any provision of the Series A Convertible Preferred Shares or of any provision of the articles of incorporation that adversely changes any preferences, limitations, privileges, voting power or relative rights of the Series A Convertible Preferred Shares or the holders thereof;

provided, however, that the authorization of, or the increase in the authorized number of shares of, any class of shares ranking senior to or on a parity with the Series A Convertible Preferred Shares is not such an adverse change.

Redemption. We may not redeem the Series A Convertible Preferred Shares for five years after the first issuance of those shares. At any time after the fifth anniversary of that issuance, we may, at our option, redeem all or any portion of the outstanding Series A Convertible Preferred Shares for an amount equal to, at our election:

•	the liquidation payment owed as described below plus accrued but unpaid distributions; or

•	that number of common shares equal to:

•	the liquidation price described below plus accrued but unpaid distributions, divided by;

•	the conversion price as described below.

Notice of any such redemption must be provided not less than 30 nor more than 60 days before the redemption date. If fewer than all of the Series A Convertible Preferred Shares outstanding are to be redeemed, the redemption will be pro rated among the holders of Series A Convertible Preferred Shares based upon the number of those shares registered in their names. We may not redeem any of the Series A Convertible Preferred Shares if the full cumulative distributions to holders of those shares have not been paid.

We may also acquire shares of Series A Convertible Preferred Shares other than by redemption for consideration that is acceptable to the holders thereof, provided that if all past and current distributions on the Series A Convertible Preferred Shares have not been paid in full or declared and set aside for payment, we may not acquire any Series A Convertible Preferred Shares except in accordance with a purchase or exchange offer made on the same terms to all holders of outstanding Series A Convertible Preferred Shares.

Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of outstanding Series A Convertible Preferred Shares will be entitled to be paid $25 per share in cash, plus an amount equal to all unpaid distributions accrued thereon, after which payment, the holders of the Series A Convertible Preferred Shares will have no right or claim to Cornerstone’s remaining. Neither our consolidation nor merger with or into any other entity, nor the sale, lease or other disposition of substantially all of our properties and assets, will, without further corporate action, be deemed a liquidation, dissolution or winding up of our affairs.

If our legally available funds for distribution to our shareholders are insufficient to pay the holders of the Series A Convertible Preferred Shares the full amounts to which they are entitled, those assets will be distributed ratably to the holders of Series A Convertible Preferred Shares and the holders of preferred shares, if any, ranking on a parity with the Series A Convertible Preferred Shares as to rights in liquidation in proportion to the full amount to which they are respectively entitled.

We will give written notice of any liquidation, dissolution or winding up of our affairs not less than 30 nor more than 60 days before the payment date related thereof.

Conversion. Each holder of outstanding Series A Convertible Preferred Shares will have the right, upon notice properly given us, to convert any or all shares held by that holder into that number of the common shares equal to $25 divided by the conversion price times the number of Series A Convertible Preferred Shares converted. The initial conversion price is $15.80, subject to adjustment described below. Any holder of Series A Convertible Preferred Shares called for redemption may convert those shares at any time before the close of business on the last full business day before the redemption date. Common shares issued upon conversion will be rounded to the nearest thousandth of a share, and no cash will be paid instead of fractional shares.

The issuance of common shares in exchange of Series A Convertible Preferred Shares will be done without charge for expenses or for any tax in respect of the issuance of those common shares, but we will not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of common shares in any name other than that of the holder of record on our books of the Series A Convertible Preferred Shares converted.

Holders of Series A Convertible Preferred Shares on any distribution record date will still be entitled to receive all previously accrued distributions payable on those shares notwithstanding the conversion of those shares after the applicable distribution record date.

If we:

•	pay a distribution on our outstanding common shares in common shares or subdivide or otherwise split our outstanding common shares into a larger number of shares;

•	combine our outstanding shares into a smaller number of shares; or

•	reclassify our common shares;

the conversion price will be adjusted so that the holder of any Series A Convertible Preferred Shares surrendered for conversion after the applicable record date will be entitled to receive the same aggregate number of common shares that the holder would have owned or have been entitled to receive after the happening of such event had the Series A Convertible Preferred Shares been converted immediately before that record date.

If we issue rights, warrants or options to all holders of common shares entitling them to subscribe for or purchase common shares at a price which is less than the current market value of common shares, the conversion price will be adjusted to a price determined by multiplying:

•	the current conversion price; and

•	a fraction, the numerator of which will be the sum of (w) the number of common shares outstanding and (x) the number of common shares which the aggregate purchase price of all such rights, warrants and options would purchase at the then current market value, and the denominator of which will be the sum of (y) the number of common shares outstanding and (z) the number of additional shares offered for subscription pursuant to those rights, warrants or options.

Transfer Agent and Registrar. The transfer agent and registrar for the Series A Preferred Shares is Wachovia Bank, National Association, Charlotte, North Carolina.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material United States federal income tax considerations that may be relevant to a holder of common shares. This summary is not intended to provide specific tax advice. It does not discuss all of the aspects of United States federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances, nor does it discuss any state, local, foreign or other tax laws or considerations. Further, this summary deals only with shareholders that hold the common shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” It does not discuss United States federal income tax consequences that may be relevant to certain types of shareholders who are subject to special treatment under the United

States federal income tax laws, such as insurance companies, tax-exempt entities, financial institutions, regulated investment companies, broker-dealers, foreign corporations, persons holding common shares as part of a “straddle,” “hedge,” or other integrated investment, persons who receive common shares through the exercise of employee stock options or otherwise as compensation, and persons who are not citizens or residents of the United States.

The statements in this discussion are based on:

•	current provisions of the Code;

•	current, temporary and proposed regulations promulgated by the U.S. Treasury Department;

•	the legislative history of the Code;

•	current court decisions; and

•	current administrative interpretations of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS.

Future legislation, regulations, administrative interpretations or court decisions could adversely change current law or cause any statement in this prospectus to be inaccurate, possibly with retroactive effect.

We have not obtained any rulings from the IRS concerning the tax matters discussed below, and thus can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion is not intended as a substitute for careful tax planning. Each prospective purchaser of common shares is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of common shares in an entity electing to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of the purchase, ownership, disposition and election, and of potential changes in applicable tax laws.

Tax Status of Our Company

We elected to be treated as a REIT for United States federal income tax purposes commencing with our taxable year ended December 31, 1993. McGuireWoods LLP, our legal counsel, has rendered to us an opinion to the effect that commencing with our taxable year ended December 31, 1993:

•	we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code; and

•	our proposed method of operations described in this prospectus will enable us to satisfy the requirements for qualification as a REIT.

The opinion of McGuireWoods LLP is not binding on the IRS. Further, the opinion is based on existing federal income tax laws governing qualification as a REIT (which are subject to change either prospectively or retroactively) and on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers.

The rules governing REITs are highly technical and complex. They require ongoing compliance with a variety of tests that depend, among other things, on future operations and, in addition, an election under sections 856 through 860 of the Code. McGuireWoods LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, we cannot ensure we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. The following is a summary of the material United States federal income tax considerations affecting us as a REIT and our shareholders:

REIT Qualification

In order to maintain our REIT qualification, we must meet the following criteria:

•	we must be organized as an entity that would, if we did not maintain our REIT status, be taxable as a regular domestic corporation;

•	we must not be either a financial institution referred to in section 582(c)(2) of the Code or an insurance company to which subchapter L of the Code applies;

•	we must be managed by one or more directors;

•	our taxable year must be the calendar year;

•	our beneficial ownership must be evidenced by transferable shares;

•	beneficial ownership of our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;

•	not more than 50% of the value of our shares of capital stock may be held, directly or indirectly, applying constructive ownership rules, by five or fewer individuals at any time during the last half of each our taxable years; and

•	we must satisfy the 95% and 75% income tests and the 75%, 25%, 10%, and 5% asset tests described below.

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities, and items of income of a partnership (including a partnership’s share of the assets, liabilities, and items of income with respect to any partnership in which we hold an interest) will be treated as assets, liabilities, and items of income of the REIT for purposes of applying the requirements described herein.

To protect against violations of these requirements, our bylaws provide restrictions on transfers of our shares, as well as provisions that automatically convert shares of stock into nonvoting, non-dividend paying excess stock to the extent that the ownership otherwise might jeopardize our REIT status.

To monitor our compliance with the share ownership requirements, we are required to and do maintain records disclosing the actual ownership of shares. To do so, we demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares. A list of those persons failing or refusing to comply with this demand is maintained as part of our records. Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and other information.

Since our election of REIT status, we have satisfied and we expect to continue to satisfy each of the requirements discussed above. We also have satisfied and expect to continue to satisfy the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. In evaluating a REIT’s income, the REIT will be treated as receiving its proportionate share of the income produced by any partnership in which the REIT holds an interest as a partner, and that income will retain the character that it has in the hands of the partnership. The Code allows us to own and operate a number of our properties through wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of the REIT.

75% Gross Income Test. At least 75% of a REIT’s gross income for each taxable year must be derived from specified classes of income that principally are real estate-related. The permitted categories of principal importance to us are:

•	rents from real property;

•	interest on loans secured by real property;

•	gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of a company’s trade or business, referred to below as “dealer property”;

•	income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property, referred to as “foreclosure property”;

•	distributions on, or gain from the sale of, shares of other qualifying REITs;

•	abatements and refunds of real property taxes; and

•	“qualified temporary investment income” (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from “prohibited transactions.” In general, a prohibited transaction is one involving a sale of dealer property, and does not include foreclosure property and dealer property held by us for at least four years, provided we meet certain additional safe harbor requirements.

We expect that substantially all of our gross operating income will be considered rent from real property. Rent from real property is qualifying income for purposes of the gross income tests only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is less than 15% of the total rent. We do not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. We do not intend to lease property and receive rentals based on the tenant’s net income or profit. However, rent based on a percentage of gross income is permitted as rent from real property and we may have leases where rent is based on a percentage of gross income.

With the exception of certain rents received from a taxable REIT subsidiary, “rents from real property” is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in section 318 of the Code, own a 10% or greater interest. A third exclusion covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an “independent contractor” from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant. Further, if the value of the non-customary service income with respect to a property (valued at no less than 150% of our direct cost of performing the services) is 1% or less of the total income derived from the property, then all rental income from that property except the non-customary service income will qualify as rents from real property. If the value exceeds 1%, then none of the rental income from that property will qualify as rents from real property.

A REIT may jointly elect with a corporation, in which the REIT directly or indirectly owns stock, to cause the corporation to be treated as a taxable REIT subsidiary. Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of the related party rule described above, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income tests described here and the asset tests applicable to REITs summarized below. A qualified REIT subsidiary is any corporation, other than a taxable REIT subsidiary, that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as a separate entity for federal income tax purposes, including for purposes of the REIT income and asset tests. If a disregarded subsidiary ceases to be wholly owned, the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and income test applicable to REITs, including the requirement described below that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation.

Upon the ultimate sale of any of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

95% Gross Income Test. In addition to earning 75% of its gross income from the sources listed above, at least an additional 20% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional “passive” investment sources that are not necessarily real estate related. The term “interest”, under both the 75% and 95% tests, does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources such as brokerage commissions or other fees for services rendered. We may receive this type income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and this income, together with other non-qualifying income, is expected to be at all times less than 5% of our annual gross income. While we do not anticipate we will earn substantial amounts of non-qualifying income, if non-qualifying income exceeds 5% of our gross income, we could lose our status as a REIT.

If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if:

•	we report the source and nature of each item of our gross income in our federal income tax return for that year;

•	the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and

•	the failure to meet the tests is due to reasonable cause and not to willful neglect.

However, in that case we would be subject to a 100% tax based on: (i) the greater of (a) the amount by which we fail either the 75% income test for the year or (b) the amount by which 90% of our gross income exceeds the amount of gross income we derive from sources that count toward satisfying the 95% gross income test (ii) multiplied by a fraction intended to reflect our profitability.

Character of Assets Owned. On the last day of each calendar quarter, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items and government securities. For this purpose, real estate assets include:

•	interests in real property;

•	interests in loans secured by mortgages on real property or by interests in real property; and

•	shares in other REITs and certain options, but excluding mineral, oil or gas royalty interests.

The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital.

Second, although the balance of a REIT’s assets generally may be invested without restriction, not more than 20% of the value of a REIT’s total assets may be represented by the securities of one or more taxable REIT subsidiaries. Also, with exception for securities includible for purposes of the 75% test as well as the securities of a taxable REIT subsidiary and qualified REIT subsidiary, a REIT will not be permitted to own:

•	securities of any one issuer that represent more than 5% of the value of the REIT’s total assets;

•	more than 10% of the outstanding voting securities of any single issuer; or;

•	more than 10% of the value of the outstanding securities of any single issuer.

The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as securities for purposes of the 10% value test described above. As noted, a REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT’s assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership. We have satisfied these asset tests since our election of REIT status, and expect to continue to satisfy these asset tests.

Our ability to satisfy these asset tests will depend upon the fair market values of the assets we own directly or indirectly. These values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy these requirements for qualification and taxation as a REIT.

Annual Distributions to Shareholders. To maintain REIT status, we generally must distribute to our shareholders in each taxable year at least 90% of our net ordinary income. More precisely, we must distribute an amount equal to:

•	90% of the sum of

•	our REIT taxable income before deduction of dividends paid and excluding any net capital gain and

•	any net income from foreclosure property less the tax on the income, minus

•	limited categories of excess non-cash income (including, cancellation of indebtedness and original issue discount income).

REIT taxable income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred. To the extent that we have any net operating losses carried forward, these losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. These losses, however, will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made by us.

A REIT may satisfy the 90% distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if the dividends fall within one of the following categories:

•	Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to shareholders of record on a date during the last calendar quarter of that prior year are treated as paid in the prior year for ourselves and our shareholders.

•	Dividends declared before the due date of our tax return for the taxable year (including extensions) also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of the taxable year and (2) no later than our next regular distribution payment.

Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January, described above, will be taxable to the shareholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed on a company for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of a company’s “ordinary income” plus (b) 95% of a company’s capital gain net income plus (c) any undistributed income from prior periods.

We will be taxed at regular corporate rates to the extent we retain any portion of our taxable income. It is possible that we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or because of timing differences between tax reporting and cash receipts and disbursements. Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event this occurs, we may arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends and meet the 90% distribution requirement.

If we fail to meet the 90% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to retroactively cure the failure by paying a deficiency dividend, as well as applicable interest and penalties, within a specified period.

Taxation as a REIT

As a REIT, we generally will not be subject to federal corporate income tax to the extent we currently distribute our REIT taxable income to our shareholders. We generally will be taxed only on the portion of our taxable income which we retain, including any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent a class is entitled to a preference. We do not anticipate we will pay any preferential dividends.

Even as a REIT, we will be subject to tax in the following circumstances:

•	any income or gain from foreclosure property will be taxed at the highest corporate rate;

•	a tax of 100% applies to any net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property;

•	if we fail to meet either the 75% or 95% source of income tests, a 100% tax would be imposed equal to the amount obtained by multiplying (1) the greater of the amount, if any, by which (a) we failed the 75% income test or (b) 90% of our gross income exceeds the gross income we derive from sources that count toward satisfying the 95% income test, times (2) the ratio of our REIT taxable income to our gross income (excluding capital gain and other items);

•	items of tax preference, excluding items specifically allocable to our shareholders, will be subject to the alternative minimum tax;

•	if we fail to distribute with respect to each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed; and

•	we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets we acquire in tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire the assets.

Failure to Qualify as a REIT

If we fail to qualify as a REIT and are not successful in seeking relief, we will be taxed at regular corporate rates on all of our taxable income. Distributions to our shareholders would not be deductible in computing that taxable income, and we would no longer be required to make distributions. Any corporate level taxes generally would reduce the amount of cash available for distribution to our shareholders and, because our shareholders would continue to be taxed on any distributions they receive, the net after tax yield to our shareholders likely would be substantially reduced.

As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. If we lose our REIT status, unless we are able to obtain relief, we will not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated.

Taxation of United States Shareholders

As used herein, the term “U.S. shareholder” means a holder of preferred or common shares who (for United States federal income tax purposes):

•	is a citizen or resident of the United States,

•	is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

•	is an estate the income of which is subject to United States federal income taxation regardless of its source or

•	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

General. In general, distributions will be taxable to U.S. shareholders as ordinary income to the extent of our earnings and profits. Specifically, dividends and distributions will be treated as follows:

•	Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year are generally treated as if received by the U.S. shareholders on December 31 of the calendar year during which they were declared.

•	Distributions paid to U.S. shareholders will not constitute passive activity income, and as a result generally cannot be offset by losses from passive activities of a U.S. shareholder who is subject to the passive activity rules.

•	Distributions we designate as capital gains dividends generally will be taxed as long term capital gains to U.S. shareholders to the extent that the distributions do not exceed our actual net capital gain for the taxable year. Corporate U.S. shareholders may be required to treat up to 20% of any capital gains dividends as ordinary income. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed below.

•	As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income.

•	If we elect to retain and pay income tax on any net long-term capital gain, our U.S. shareholders would include in their income as long-term capital gain their proportionate share of net long-term capital gain. Our U.S. shareholders would receive a credit for the U.S. shareholder’s proportionate share of the tax paid by us on retained capital gains and an increase in basis in their shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax we paid.

•	Any distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations.

•	U.S. shareholders are not permitted to deduct our losses or loss carry-forwards.

•	Foreign tax credits and our other tax attributes, if any, will generally not pass through to our shareholders.

We may generate cash in excess of our net earnings. If we distribute cash to our U.S. shareholders in excess of our current and accumulated earnings and profits, other than as a capital gain dividend, the excess cash will be deemed to be a return of capital to each U.S. shareholder to the extent of the adjusted tax basis of the shareholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A U.S. shareholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss.

Generally, gain or loss realized by a U.S. shareholder upon the sale of shares will be reportable as capital gain or loss. If a shareholder receives a long-term capital gain dividend, or has included a share of our retained net long-term capital gain, as described above, and has held the shares for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received or included.

In any year in which we fail to qualify as a REIT, our U.S. shareholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate shareholders will qualify for the dividends received deduction and the U.S. shareholders will not be required to report any share of our tax preference items.

Tax Aspects of Investments in Partnerships

General. We may hold investments through entities that are classified as partnerships for federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset test, we will include our proportionate share of assets held by subsidiary partnerships.

Equity Classification. The investment by us in our partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of the assets and items of gross income would change and could preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more above, than 10% of the securities by value, of a corporation) or the gross income tests as discussed and in turn could prevent us from qualifying as a REIT. In addition, any change in the status of any of our subsidiary partnerships for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties. Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax puposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any subsidiary partnership of ours acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by us to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, partners in subsidiary partnerships, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Legislative Changes

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally reduces the maximum tax rate applicable to you on capital gains recognized on the sale or other disposition of shares from 20% to 15%.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 also generally reduces the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. Except in limited circumstances, this reduced tax rate will not apply to dividends paid to you by us, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you that are attributable to

•	dividends received by us from non-REIT corporations or taxable REIT subsidiaries;

•	income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year); and

•	distributions by us that we designate as long-term capital gains dividends (except for certain distributions taxable to you at a maximum rate of 25%).

The dividend and capital gains tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum long-term capital gains and dividend rates discussed above will increase in 2009.

Although this legislation does not adversely affect the taxation of real estate investment trusts or dividends paid by real estate investment trusts, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends to be more attractive relative to stocks of real estate investment trusts. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in us.

Backup Withholding

We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under current law, if a shareholder is subject to backup withholding, we will be required to deduct and withhold tax from any dividends payable to that shareholder (currently the rate is 28% for taxable year 2004). These rules may apply in the following circumstances:

•	when a shareholder fails to supply a correct taxpayer identification number;

•	when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number; or

•	in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required.

A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder’s United States federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to shareholders who fail to certify their non-foreign status.

The U.S. Treasury issued final regulations regarding the withholding and information reporting rules discussed above. The regulations also unify current certification procedures and clarify certain reliance standards. Prospective investors should consult their own tax advisors concerning the adoption of the final withholding and information reporting regulations, and their potential effect on their ownership of shares.

Taxation of Foreign Investors

The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in common shares, including any withholding and reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

State and Local Taxes

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. In addition, our shareholders may also be subject to state or local taxation. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our securities.

SELLING SHAREHOLDER

This prospectus relates to 250,000 common shares which may be sold by the selling shareholder named herein. These common shares may be offered from time to time by the selling shareholder. We issued the common shares to the selling shareholder on the date of this prospectus to fund our capital contribution obligation under the operating agreement of the selling shareholder which required us to contribute either $2 million in cash or common shares sufficient to provide the selling shareholder with net proceeds of $2 million. Under the operating agreement, if the selling shareholder sells these common shares within 15 days of the date of this prospectus, we will receive any net proceeds from the sale over $2 million, and we will make an additional capital contribution to the selling shareholder in the amount of any deficit if the net proceeds from the sale of these common shares are less than $2 million. If these common shares are sold later than 15 days after the date of this prospectus, we will not receive any of the proceeds from the sale or be required to make additional capital contributions to the selling shareholder.

The following table provides the name of the selling shareholder and the number of common shares beneficially owned and offered hereby. Because the selling shareholder may offer all or some of these common shares, we cannot estimate the amount of shares that the selling shareholder will hold after the offering is complete.

Name of Selling Shareholder	Number of Shares Beneficially Owned	Percent of All Outstanding Common Shares Before Offering	Number of Shares Offered Hereby
The Reserve at Mayfaire, LLC*	250,000	**	250,000

*	A North Carolina limited liability company which will develop, own and operate an apartment community in Wilmington, North Carolina.

**	Less than 1% of the outstanding common shares.

PLAN OF DISTRIBUTION

This prospectus relates to 250,000 common shares that may be sold by the selling shareholder. If the selling shareholder sells the 250,000 common shares within 15 days of the date of this prospectus, we will receive any net proceeds from the sale over $2 million. In the event these shares are sold by the selling shareholder thereafter, we will not receive any of the proceeds from the sale.

We are registering the common shares covered by this prospectus on behalf of the selling shareholder. As used herein, the term “selling shareholder” includes pledgees selling shares received from a named selling shareholder after the date of this prospectus. We will pay all costs, expenses and fees (estimated to be $25,000) in connection with the registration of the resale. The selling shareholder will pay any and all brokerage commissions and similar selling expenses attributable to the sale of the common shares. Sales of the common shares may be effected by the selling shareholder from time to time in one or more types of transactions (which may include block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the common shares, through short sales of the common shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. Except as indicated below, the selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its common shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of common shares by the selling shareholder.

The selling shareholder may effect such transactions by selling the common shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder and/or the purchasers of the common shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholder and any broker-dealers that act in connection with the sale of the common shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the common shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholder has advised us that it has designated Smith Barney, a division of Citigroup Global Markets Inc., to act as its agent for purposes of selling the common shares during the 15 days after the date of this prospectus. In addition, the selling shareholder has advised us that it will pay Smith Barney a commission of $.03 per share in connection with the sale of any of the selling shareholder’s common shares during that period. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common shares against certain liabilities, including liabilities arising under the Securities Act.

Because the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling shareholder may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

The selling shareholder also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

Upon our being notified by the selling shareholder that any material arrangement, other than described above, has been entered into with a broker-dealer for the sale of the common shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified by the selling shareholder that a pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

McGuireWoods LLP will pass upon the validity of the common shares to be issued to the selling shareholder. McGuireWoods LLP will also pass upon certain matters relating to federal income tax considerations.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made by this prospectus, and, if given or made, any other information or representations must not be relied upon. This prospectus does not constitute an offer in any state in which an offer may not legally be made. The delivery of this prospectus at any time does not imply that information contained in this prospectus has not changed as of any time after its date.

CORNERSTONE REALTY INCOME TRUST, INC.

PROSPECTUS

April 15, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimates of the various expenses to be paid by Cornerstone Realty Income Trust, Inc. in connection with the registration of the offering of the resale securities (all amounts except for the registration fee are estimated).

Securities and Exchange Commission Registration Fee	$291
Fees and Expenses of Counsel	$15,000
Miscellaneous	$9,709

TOTAL	$25,000

ITEM 15. - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cornerstone’s articles of incorporation limit the liability of our directors and officers to the maximum extent permitted by Virginia law. The Virginia Stock Corporation Act permits the elimination of the liability of our directors and officers to us and our shareholders for monetary damages for negligent acts or omissions in their capacity as directors and officers. The act does not permit the elimination of limitation of liability for our directors and officers resulting from such person’s willful misconduct or knowing violation of the criminal law of any federal or state securities law, including any claim or unlawful insider trading or manipulation of the market for any security. Generally, claimants must look solely to Cornerstone’s property for satisfaction of claims arising in connection with the affairs of Cornerstone.

The Articles of Incorporation provide that Cornerstone shall indemnify any present or former director or officer against any expense or liability in an action brought against such person if the directors (excluding the indemnified party) determine in good faith that the director or officer was acting in good faith within what he reasonably believed to be the scope of his authority and for a purpose which he reasonably believed to be in the best interests of Cornerstone or its shareholders, and that the liability was not the result of misconduct, bad faith, negligence, reckless disregard of duties or violation of the criminal law. Indemnification is not allowed for any liability imposed by judgment, and associated costs, including attorneys’ fees, arising from or out of a violation of federal or state securities laws associated with the public offering of the common shares unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Cornerstone pursuant to the foregoing provisions, Cornerstone has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. - EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Cornerstone, as amended (Incorporated herein by reference to Exhibit 3.1 to Cornerstone’s Registration Statement filed on Form 8-A/A dated August 18, 2003; File No. 1-12875).

3.2	Bylaws of Cornerstone (Amended Through February 13, 2003) (Incorporated herein by reference to Exhibit 3.3 to Cornerstone’s Annual Report on Form 10-K filed March 28, 2003; File No. 1-12875).

5	Opinion of McGuireWoods LLP re legality*

8	Opinion of McGuireWoods LLP re tax matters**

23.1	Consent of McGuireWoods LLP (included as part of Exhibits 5 and 8)

23.2	Consent of Ernst & Young LLP*

24.1	Power of Attorney of Glenn W. Bunting, Jr.**

24.2	Power of Attorney of Kent W. Colton**

24.3	Power of Attorney of Robert A. Gary, IV**

24.4	Power of Attorney of Leslie A. Grandis**

24.5	Power of Attorney of W. Tennent Houston**

24.6	Power of Attorney of Glade M. Knight**

24.7	Power of Attorney of Stanley J. Olander, Jr.**

24.8	Power of Attorney of Harry S. Taubenfeld**

24.9	Power of Attorney of Martin Zuckerbrod**

*	Filed herewith.

**	Previously filed.

ITEM 17. - UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement. Provided, however, that the undertakings set forth in paragraphs (a)(1) (i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on April 14, 2004.

CORNERSTONE REALTY INCOME TRUST, INC.

By:	/s/ Stanley J. Olander, Jr.

Stanley J. Olander, Jr.
President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to its Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name:	Title	Date

/s/ Glade M. Knight* Glade M. Knight	Chairman of the Board of Directors, and Chief Executive Officer	April 14, 2004

/s/ Stanley J. Olander, Jr. Stanley J. Olander, Jr.	Director, President and Chief Financial Officer	April 14, 2004

/s/ Harry S. Taubenfeld* Harry S. Taubenfeld	Director	April 14, 2004

/s/ Martin Zuckerbrod* Martin Zuckerbrod	Director	April 14, 2004

/s/ Glenn W. Bunting, Jr.* Glenn W. Bunting, Jr.	Director	April 14, 2004

Penelope W. Kyle	Director	April , 2004

/s/ Kent W. Colton* Kent W. Colton	Director	April 14, 2004

/s/ Robert A. Gary, IV* Robert A. Gary, IV	Director	April 14, 2004

/s/ Leslie A. Grandis* Leslie A. Grandis	Director	April 14, 2004

/s/ W. Tennent Houston* W. Tennent Houston	Director	April 14, 2004

*By:	/s/ Stanley J. Olander, Jr.

Stanley J. Olander, Jr.
(Attorney-In-Fact)